SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS SECOND QUARTER 2008 RESULTS

São Paulo, August 14, 2008- Companhia de Bebidas das Américas - AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its results for the second quarter 2008 (Q2 2008). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with Brazilian GAAP and should be read in conjunction with our quarterly financial information for the three month period ending June 30, 2008. Our press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Comparisons, unless otherwise stated, refer to the second quarter of 2007 (Q2 2007). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Brazil’s volumes recover while Quinsa and North America continue their strong performances.

Volume growth: Total volumes increased organically by 4.8% during Q2 2008. Brazilian Beer and CSD volumes recovered from a weak first quarter to post organic growth of 3.8% and 2.5%, respectively, although consumer spend continues to be under pressure from food inflation. Our operations in Quinsa delivered double-digit organic volume growth of 13.3%. North America volumes were flat with poor weather leading to a weaker Canadian industry.

Market Share improvement: We continue to make progress on market share. Argentina and Canada delivered market share growth for the quarter year over year while in Brazil, our average market share for the quarter was 67.3% for Beer and 17.4% for CSD, flat and 60 bps higher than second quarter 2007, respectively.

Top line growth: Net sales increased organically by 8.3% during Q2 2008. Net revenues per hectoliter (+3.3%) were impacted positively by price increases, our continued focus on revenue management best practices and the development of the premium segment in all of our major markets.

Cost of Goods Sold and SG&A: COGS per hectoliter increased 3.3% in the quarter due to higher commodity prices such as barley and corn, partly offset by gains arising from sugar hedges and currency appreciation. SG&A (excluding depreciation and amortization) increased organically by 6.0% during Q2 2008, due to: (i) labor cost increases in Argentina and (ii) general inflation, partly offset by positive phasings in North America.

EBITDA and EBITDA Margin: Our EBITDA reached R$1,978.7 million during Q2 2008, which represents an organic increase of 10.1%. Our EBITDA margin in the second quarter increased by 80 bps to 41.7%.

Payout and Financial Discipline: During the second quarter we paid dividends and interest on own capital totaling R$1,065.9 million and share buybacks amounting to R$ 95.6 million.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	2Q07	2Q08	Reported	Organic	YTD 07	YTD 08	Reported	Organic
Total volumes	31,214.4	32,777.1	5.0%	4.8%	66,058.3	68,561.9	3.8%	3.0%
Beer	22,535.1	23,683.7	5.1%	4.8%	47,352.8	49,241.5	4.0%	2.9%
CSD and NANC	8,679.3	9,093.3	4.8%	4.8%	18,705.4	19,320.4	3.3%	3.1%

Net sales	4,525.1	4,739.4	4.7%	8.3%	9,180.1	9,587.2	4.4%	7.7%
Gross profit	2,963.9	3,104.4	4.7%	8.3%	6,069.2	6,307.4	3.9%	7.1%
Gross margin	65.5%	65.5%	bps	bps	66.1%	65.8%	-30 bps	-20 bps
EBITDA	1,842.4	1,978.7	7.4%	10.1%	3,885.0	4,052.8	4.3%	7.4%
EBITDA margin	40.7%	41.7%	100 bps	80 bps	42.3%	42.3%	bps	bps
Net Income	448.7	402.1	-10.4%		1,094.6	1,145.9	4.7%
No. of share outstanding (millions)	623.0	613.7	-1.5%		623.0	613.7	-1.5%
EPS (R$/shares)	0.72	0.66	-9.0%		1.76	1.87	6.3%
EPS excl. goodwill amortization (R$/shares)	1.39	1.47	5.9%		3.06	3.48	13.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Second Quarter 2008 Results August 14, 2008 Page 2

Message from AmBev Management

Continued focus on the fundamentals led to a return to double digit organic EBITDA growth in the quarter (+10.1%) coupled with EBITDA margin expansion (+80 bps). Quinsa delivered another strong performance with EBITDA growing 37.9% and margins expanding by 300 bps. North America delivered EBITDA growth of 5.3% while increasing margins by 120 bps.

The beverage market in Brazil in the second quarter recovered from weak volumes in Q1 although the price of the core food basket continues to grow more than twice the level of general consumer inflation, pressuring consumer spend. Our Beer EBITDA increased organically by 8.0%, on the back of a volume growth of 3.8%. Brazil CSD & Nanc EBITDA grew 18.4% organically with EBITDA margin 400 bps higher than Q2 2007. This was driven by CSD & NANC volume growth of 2.5% organically and a COGS per hectoliter reduction of 6.1% due to previously announced favorable sugar and currency hedges. “Our Brazil operations returned to growth after a difficult first quarter although the economic environment still poses challenges to the beverage industry. Our solid execution and superior portfolio continue to support our objective of growing share. We ended June 2008 with share 20 bps higher in Beer and 50 bps higher in CSD & NANC when compared to June 2007. Although 2008 will remain a challenging year, we believe industry growth should improve in the second half of the year with food inflation decelerating. In the second half we will continue to invest in our brands and our people with a focus on growing volumes organically and increasing our market share”, says Luiz Fernando Edmond, CEO for Latin America.

Quinsa continues to deliver strong results with organic volume growth in Q2 2008 of 13.3%, consisting of a 14.5% organic growth in beer volumes and an 11.5% organic growth in CSD & NANC volumes. Despite the challenges of increasing commodity and labor costs, Quinsa contributed R$260.1 million to group EBITDA in the quarter. “We continue to deliver strong performances in Argentina despite an uncertain economic and political environment. We continue to see good industry growth coupled with share gains in both beer and soft drinks. Share gains are being driven by strong brands, successful innovation and superior execution of our commercial programs. ZBB continues to be an area of focus as it will help us to partly offset pressure from higher commodity prices”, says João Castro Neves, Quinsa’s CEO.

HILA-ex reported an EBITDA loss of R$28.1 million. Luiz Fernando Edmond, CEO for Latin America, comments: “We are very pleased with our performance in Peru, Ecuador and Dominican Republic which continue to deliver double digit beer volume growth and market share growth. However, the region has been impacted by another very difficult year in Venezuela and as a result we do not expect HILA-ex to reach EBITDA breakeven in 2008”.

EBITDA for our North American operations reached R$421.7 million, 5.3% higher than Q2 2007 on an organic basis, with a 120 bps increase in margin. This result was driven by: (i) top line growth from pricing; (ii) significant ZBB savings in COGS and SG&A, which helped to partly offset commodity pressures; and (iii) the phasing of some of our marketing investments due to poor weather in June. Bernardo Paiva, CEO for North America, adds: "“For the second quarter in a row, we are delivering EBITDA growth with no cost to our market share. This is the first time in many years that we have managed to achieve both results. These results show the quality of our brands, our people and our commercial programs in North America".

There has been no change in our policy of distributing excess cash provided by operating activities. For the quarter, we returned to our shareholders R$ 95.6 million in share buybacks and R$1,065.9 million in dividends and interest on own capital. In addition, we have announced a further payout amounting to R$987.3 million in dividends and IOC which was paid beginning on July 31st, 2008.

All business units will continue to focus on the fundamentals with a determination to grow both volumes and market share. Cost of Goods Sold are being closely managed and we remain on track to deliver an AmBev Consolidated COGS per hectoliter growth below the level of inflation in 2008. Year to date COGS per hectoliter growth is 5.6% but our productivity initiatives, our general cost discipline and favorable results from our sugar and US dollar hedge contracts in Brazil will reduce this level during the remainder of the year. We continue to expect Brazil SG&A for the full year to grow in line with inflation, increase in volumes and growth in direct distribution.

Second Quarter 2008 Results August 14, 2008 Page 3

AmBev Consolidated

The following tables set out the consolidated results of AmBev for Q2 2008.

AmBev continues to grow EBITDA, delivering top line growth above volume growth. EBITDA margin in the quarter recovered and expanded year over year despite commodity cost pressures. Quinsa and North America continue to make a meaningful contribution to consolidated performance.

AmBev Consolidated Results R$ million	2Q07	Scope	Currency Translation	Organic Growth	2Q08	% As Reported	% Organic
Volume ('000 hl)	31,214.4	64.1	-	1,498.6	32,777.1	5.0%	4.8%
Net Revenue	4,525.1	2.4	(162.4)	374.5	4,739.4	4.7%	8.3%
Net Revenue/hl	145.0	(0.2)	(5.0)	4.8	144.6	-0.3%	3.3%
COGS	(1,561.1)	(12.0)	68.4	(130.4)	(1,635.0)	4.7%	8.4%
COGS/hl	(50.0)	(0.3)	2.1	(1.7)	(49.9)	-0.3%	3.3%
Gross Profit	2,963.9	(9.6)	(94.0)	244.1	3,104.4	4.7%	8.3%
Gross Margin	65.5%				65.5%	bps	bps
SG&A excl. deprec.&amort.	(1,234.4)	0.9	59.7	(73.7)	(1,247.7)	1.1%	6.0%
SG&A deprec.&amort.	(208.4)	(54.6)	4.6	(20.8)	(279.2)	34.0%	10.0%
SG&A Total	(1,442.9)	(53.7)	64.3	(94.6)	(1,526.9)	5.8%	6.6%
EBIT	1,521.1	(63.3)	(29.7)	149.5	1,577.5	3.7%	9.8%
EBIT Margin	33.6%				33.3%	-30 bps	-10 bps
EBITDA	1,842.4	(8.3)	(41.6)	186.2	1,978.7	7.4%	10.1%
EBITDA Margin	40.7%				41.7%	100 bps	80 bps

AmBev Consolidated Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	66,058.3	531.5	-	1,972.2	68,561.9	3.8%	3.0%
Net Revenue	9,180.1	65.0	(362.5)	704.6	9,587.2	4.4%	7.7%
Net Revenue/hl	139.0	(0.1)	(5.3)	6.3	139.8	0.6%	4.5%
COGS	(3,110.9)	(43.4)	149.8	(275.4)	(3,279.9)	5.4%	8.9%
COGS/hl	(47.1)	(0.277)	2.2	(2.7)	(47.8)	1.6%	5.6%
Gross Profit	6,069.2	21.6	(212.6)	429.2	6,307.4	3.9%	7.1%
Gross Margin	66.1%				65.8%	-30 bps	-20 bps
SG&A excl. deprec.&amort.	(2,399.3)	(32.4)	114.9	(174.9)	(2,491.6)	3.9%	7.3%
SG&A deprec.&amort.	(396.0)	(136.1)	7.1	(23.6)	(548.6)	38.5%	6.0%
SG&A Total	(2,795.3)	(168.5)	122.0	(198.5)	(3,040.2)	8.8%	7.1%
EBIT	3,273.9	(146.9)	(90.6)	230.7	3,267.1	-0.2%	7.0%
EBIT Margin	35.7%				34.1%	-160 bps	-80 bps
EBITDA	3,885.0	(4.8)	(114.6)	287.1	4,052.8	4.3%	7.4%
EBITDA Margin	42.3%				42.3%	bps	bps

Second Quarter 2008 Results August 14, 2008 Page 4

AMBEV - CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, Quinsa, HILA-ex and North American business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Second Quarter 2008 Results August 14, 2008 Page 5

Brazil Consolidated

Consolidated Brazil Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	20,569.9	64.1		711.3	21,345.2	3.8%	3.5%
Net Revenue	2,742.7	2.4		213.1	2,958.2	7.9%	7.8%
Net Revenue/hl	133.3	(0.3)		5.6	138.6	3.9%	4.1%
COGS	(894.5)	(12.0)		(57.8)	(964.3)	7.8%	6.5%
COGS/hl	(43.5)	(0.4)		(1.2)	(45.2)	3.9%	2.8%
Gross Profit	1,848.2	(9.7)		155.3	1,993.9	7.9%	8.5%
Gross Margin	67.4%				67.4%	bps	40 bps
SG&A excl. deprec.&amort.	(669.8)	0.9		(53.2)	(722.1)	7.8%	8.1%
SG&A deprec.&amort.	(161.1)	(54.6)		(5.2)	(220.9)	37.1%	3.3%
SG&A Total	(830.9)	(53.7)		(58.5)	(943.1)	13.5%	7.1%
EBIT	1,017.3	(63.4)		96.9	1,050.8	3.3%	9.5%
EBIT Margin	37.1%				35.5%	-160 bps	90 bps
EBITDA	1,219.6	(8.4)		113.8	1,325.1	8.6%	9.3%
EBITDA Margin	44.5%				44.8%	30 bps	90 bps

Consolidated Brazil Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	43,381.5	381.1		312.9	44,075.5	1.6%	0.7%
Net Revenue	5,744.6	22.8		354.5	6,121.8	6.6%	6.2%
Net Revenue/hl	132.4	(0.6)		7.1	138.9	4.9%	5.4%
COGS	(1,818.3)	(26.6)		(128.1)	(1,973.0)	8.5%	7.1%
COGS/hl	(41.9)	(0.2)		(2.6)	(44.8)	6.8%	6.2%
Gross Profit	3,926.3	(3.9)		226.4	4,148.8	5.7%	5.8%
Gross Margin	68.3%				67.8%	-60 bps	-20 bps
SG&A excl. deprec.&amort.	(1,292.6)	(6.7)		(148.2)	(1,447.6)	12.0%	11.6%
SG&A deprec.&amort.	(298.7)	(136.1)		(8.5)	(443.4)	48.4%	2.8%
SG&A Total	(1,591.3)	(142.9)		(156.8)	(1,891.0)	18.8%	9.9%
EBIT	2,334.9	(146.7)		69.6	2,257.8	-3.3%	3.0%
EBIT Margin	40.6%				36.9%	-380 bps	-110 bps
EBITDA	2,712.0	(8.1)		103.4	2,807.3	3.5%	3.8%
EBITDA Margin	47.2%				45.9%	-140 bps	-90 bps

Our Brazil business unit delivered an EBITDA of R$1,325.1 million in the quarter, representing an organic growth of 9.3 % and an organic growth of 90 bps in EBITDA margin to 44.8%.

Second Quarter 2008 Results August 14, 2008 Page 6

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	15,171.0	65.4		575.1	15,811.5	4.2%	3.8%
Net Revenue	2,189.5	1.3		194.2	2,384.9	8.9%	8.9%
Net Revenue/hl	144.3	(0.5)		7.1	150.8	4.5%	4.9%
COGS	(614.7)	(11.2)		(76.9)	(702.7)	14.3%	12.6%
COGS/hl	(40.5)	(0.6)		(3.4)	(44.4)	9.7%	8.3%
Gross Profit	1,574.8	(9.9)		117.3	1,682.2	6.8%	7.5%
Gross Margin	71.9%				70.5%	-140 bps	-90 bps
SG&A excl. deprec.&amo	(571.0)	1.2		(42.0)	(611.7)	7.1%	7.5%
SG&A deprec.&amort.	(118.7)	(40.5)		(3.9)	(163.1)	37.4%	3.3%
SG&A Total	(689.7)	(39.3)		(45.8)	(774.9)	12.3%	6.5%
EBIT	885.1	(49.2)		71.4	907.4	2.5%	8.1%
EBIT Margin	40.4%				38.0%	-240 bps	bps
EBITDA	1,039.7	(8.2)		82.7	1,114.2	7.2%	8.0%
EBITDA Margin	47.5%				46.7%	-80 bps	-10 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	32,105.4	354.6		260.4	32,720.4	1.9%	0.8%
Net Revenue	4,639.7	19.6		290.6	4,949.9	6.7%	6.3%
Net Revenue/hl	144.5	(0.97)		7.7	151.3	4.7%	5.3%
COGS	(1,269.0)	(24.0)		(148.9)	(1,442.0)	13.6%	11.8%
COGS/hl	(39.5)	(0.31)		(4.2)	(44.1)	11.5%	10.7%
Gross Profit	3,370.6	(4.4)		141.7	3,507.9	4.1%	4.2%
Gross Margin	72.6%				70.9%	-180 bps	-140 bps
SG&A excl. deprec.&amo	(1,122.0)	(5.7)		(136.2)	(1,263.9)	12.7%	12.3%
SG&A deprec.&amort.	(220.8)	(101.2)		(5.8)	(327.9)	48.5%	2.6%
SG&A Total	(1,342.8)	(107.0)		(142.0)	(1,591.8)	18.5%	10.7%
EBIT	2,027.8	(111.4)		(0.4)	1,916.1	-5.5%	0.0%
EBIT Margin	43.7%				38.7%	-500 bps	-240 bps
EBITDA	2,316.4	(7.6)		23.0	2,331.7	0.7%	1.0%
EBITDA Margin	49.9%				47.1%	-280 bps	-230 bps

Brazilian beer volumes increased 3.8% in the quarter as the industry returned to growth. Our average market share for Q2 2008 reached 67.3%, which is flat when compared to the same period of last year, but allowed us to maintain our year to date market share 20 bps higher than 2007.

Net revenue per hectoliter growth of 4.9% for the quarter was driven by price increases implemented at the beginning of the year, principally in the on-premise channel. Packaging and channel mix, higher sales through direct distribution and the continuing growth of our premium brands also contributed to this result.

COGS per hectoliter grew 8.3% in the quarter (down from 13.1% in Q1 2008) due to higher commodity costs (mainly malt and corn) and labor inflation, partly offset by the benefits of currency hedges and productivity improvements.

SG&A (excluding depreciation and amortization) increased 7.5% organically. This was due to general inflation coupled with the impact of the increase in volumes and direct distribution, partly offset by ZBB savings in the period.

Second Quarter 2008 Results August 14, 2008 Page 7

CSD & Nanc

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	5,398.8	(1.3)		136.2	5,533.7	2.5%	2.5%
Net Revenue	477.9	1.1		28.5	507.6	6.2%	6.0%
Net Revenue/hl	88.5	0.2		3.0	91.7	3.6%	3.3%
COGS	(224.6)	(0.9)		8.5	(217.0)	-3.4%	-3.8%
COGS/hl	(41.6)	(0.2)		2.6	(39.2)	-5.7%	-6.1%
Gross Profit	253.4	0.2		37.0	290.6	14.7%	14.6%
Gross Margin	53.0%				57.2%	420 bps	430 bps
SG&A excl. deprec.&amort.	(97.9)	(0.4)		(11.7)	(110.0)	12.4%	12.1%
SG&A deprec.&amort.	(42.4)	(14.1)		(1.3)	(57.8)	36.4%	3.2%
SG&A Total	(140.2)	(14.4)		(13.1)	(167.7)	19.6%	9.4%
EBIT	113.1	(14.2)		23.9	122.8	8.6%	21.1%
EBIT Margin	23.7%				24.2%	50 bps	340 bps
EBITDA	160.9	(0.2)		29.6	190.4	18.3%	18.4%
EBITDA Margin	33.7%				37.5%	380 bps	400 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	11,276.1	26.5		52.5	11,355.1	0.7%	0.5%
Net Revenue	985.4	3.2		50.5	1,039.0	5.4%	5.1%
Net Revenue/hl	87.4	0.1		4.0	91.5	4.7%	4.6%
COGS	(471.5)	(2.6)		29.1	(445.1)	-5.6%	-6.2%
COGS/hl	(41.8)	(0.1)		2.8	(39.2)	-6.3%	-6.6%
Gross Profit	513.9	0.5		79.6	594.0	15.6%	15.5%
Gross Margin	52.1%				57.2%	500 bps	510 bps
SG&A excl. deprec.&amort.	(168.9)	(1.0)		(12.9)	(182.8)	8.2%	7.7%
SG&A deprec.&amort.	(77.9)	(34.9)		(2.7)	(115.5)	48.3%	3.4%
SG&A Total	(246.7)	(35.9)		(15.6)	(298.2)	20.9%	6.3%
EBIT	267.1	(35.4)		64.0	295.7	10.7%	23.9%
EBIT Margin	27.1%				28.5%	140 bps	490 bps
EBITDA	355.7	(0.5)		74.4	429.7	20.8%	20.9%
EBITDA Margin	36.1%				41.4%	530 bps	550 bps

The Brazilian soft drinks operation posted organic volume growth of 2.5% in the quarter. As with Beer, the industry has resumed growth, despite being impacted by the pressure of food inflation on disposable income. Our market share grew by 60 bps in the quarter (Q2 2008: 17.4%; Q2 2007: 16.8%).

Net Revenues per hectoliter grew 3.3% organically. Although our pricing in the period was in line with Q1 2008, our growth was impacted by a tough comparison (+8.0% in Q2 2007).

As expected, Cost of Goods Sold decreased organically by 6.1% on a per hectoliter basis, benefiting from gains in our sugar and foreign exchange hedges in the quarter.

SG&A (excluding depreciation and amortization) increased 12.1% organically primarily due to inflation and the expansion of direct distribution as well as the timing of certain marketing investments. Year to date the increase is 7.7%.

Second Quarter 2008 Results August 14, 2008 Page 8

Malt and By-Products

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)
Net Revenue	75.2			(9.5)	65.7	-12.7%	-12.7%
Net Revenue/hl
COGS	(55.2)			10.6	(44.6)	-19.2%	-19.2%
COGS/hl
Gross Profit	20.0			1.1	21.0	5.4%	5.4%
Gross Margin	26.6%				32.1%	nm	nm
SG&A excl. deprec.&amort.	(0.9)			0.5	(0.5)	-49.9%	-49.9%
SG&A deprec.&amort.
SG&A Total	(0.9)			0.5	(0.5)	-49.9%	-49.9%
EBIT	19.0			1.5	20.6	8.1%	8.1%
EBIT Margin	25.3%				31.3%	nm	nm
EBITDA	19.0			1.5	20.6	8.1%	8.1%
EBITDA Margin	25.3%				31.3%	nm	nm

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)
Net Revenue	119.5			13.4	132.9	11.2%	11.2%
Net Revenue/hl
COGS	(77.7)			(8.3)	(86.0)	10.6%	10.6%
COGS/hl
Gross Profit	41.7			5.1	46.9	12.3%	12.3%
Gross Margin	34.9%				35.3%	nm	nm
SG&A excl. deprec.&amort.	(1.8)			0.9	(0.9)	-49.2%	-49.2%
SG&A deprec.&amort.
SG&A Total	(1.8)			0.9	(0.9)	-49.2%	-49.2%
EBIT	39.9			6.0	46.0	15.1%	15.1%
EBIT Margin	33.4%				34.6%	nm	nm
EBITDA	39.9			6.0	46.0	15.1%	15.1%
EBITDA Margin	33.4%				34.6%	nm	nm

EBITDA from Malt and By-Products in Brazil increased organically in Q2 2008 by 8.1% to R$20.6 million. Our EBITDA from Malt and By-Products in any given quarter depends on several factors and can fluctuate.

Second Quarter 2008 Results August 14, 2008 Page 9

Quinsa Consolidated

Quinsa Consolidated Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	5,835.8			774.7	6,610.4	13.3%	13.3%
Net Revenue	528.8		(35.7)	144.0	637.2	20.5%	27.2%
Net Revenue/hl	90.6		(5.4)	11.2	96.4	6.4%	12.3%
COGS	(241.6)		21.2	(49.4)	(269.8)	11.7%	20.4%
COGS/hl	(41.4)		3.2	(2.6)	(40.8)	-1.4%	6.3%
Gross Profit	287.2		(14.5)	94.6	367.4	27.9%	32.9%
Gross Margin	54.3%				57.7%	330 bps	240 bps
SG&A excl. deprec.&amort.	(118.4)		12.5	(27.7)	(133.6)	12.9%	23.4%
SG&A deprec.&amort.	(19.9)		2.1	(6.5)	(24.3)	22.3%	32.9%
SG&A Total	(138.3)		14.6	(34.3)	(157.9)	14.2%	24.8%
EBIT	149.0		0.1	60.4	209.5	40.6%	40.5%
EBIT Margin	28.2%				32.9%	470 bps	290 bps
EBITDA	190.8		(3.0)	72.3	260.1	36.3%	37.9%
EBITDA Margin	36.1%				40.8%	470 bps	300 bps

Quinsa Consolidated Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	14,189.7			1,598.8	15,788.5	11.3%	11.3%
Net Revenue	1,298.2		(179.5)	323.8	1,442.5	11.1%	24.9%
Net Revenue/hl	91.5		(11.4)	11.2	91.4	-0.1%	12.3%
COGS	(541.5)		77.4	(112.1)	(576.1)	6.4%	20.7%
COGS/hl	(38.2)		4.9	(3.2)	(36.5)	-4.4%	8.5%
Gross Profit	756.7		(102.1)	211.7	866.4	14.5%	28.0%
Gross Margin	58.3%				60.1%	180 bps	140 bps
SG&A excl. deprec.&amort.	(268.8)		38.1	(51.3)	(282.0)	4.9%	19.1%
SG&A deprec.&amort.	(39.8)		4.2	(11.9)	(47.6)	19.5%	30.0%
SG&A Total	(308.6)		42.2	(63.2)	(329.5)	6.8%	20.5%
EBIT	448.1		(59.8)	148.5	536.8	19.8%	33.1%
EBIT Margin	34.5%				37.2%	270 bps	230 bps
EBITDA	533.9		(70.5)	172.7	636.1	19.1%	32.4%
EBITDA Margin	41.1%				44.1%	300 bps	240 bps

Quinsa organic volume growth was 13.3% in Q2 2008.

Despite the continued challenges posed by the general economic and political environment in its main market of Argentina, Quinsa delivered EBITDA amounting to R$260.1 million in the quarter, which represents strong organic growth of 37.9%, while increasing EBITDA margin by 300 bps on an organic basis to 40.8%.

Second Quarter 2008 Results August 14, 2008 Page 10

Quinsa Beer

Quinsa Beer Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	3,367.5			489.9	3,857.4	14.5%	14.5%
Net Revenue	375.2		(16.6)	87.9	446.4	19.0%	23.4%
Net Revenue/hl	111.4		(4.3)	8.6	115.7	3.9%	7.7%
COGS	(140.5)		8.9	(18.9)	(150.5)	7.1%	13.5%
COGS/hl	(41.7)		2.3	0.4	(39.0)	-6.5%	-0.9%
Gross Profit	234.7		(7.7)	68.9	295.9	26.1%	29.4%
Gross Margin	62.6%				66.3%	370 bps	300 bps
SG&A excl. deprec.&amort.	(87.8)		9.1	(20.9)	(99.6)	13.4%	23.7%
SG&A deprec.&amort.	(14.3)		1.5	(6.1)	(18.9)	32.2%	42.7%
SG&A Total	(102.1)		10.6	(27.0)	(118.4)	16.0%	26.4%
EBIT	132.6		2.9	42.0	177.5	33.9%	31.6%
EBIT Margin	35.3%				39.8%	440 bps	240 bps
EBITDA	164.8		0.9	53.3	219.0	32.9%	32.4%
EBITDA Margin	43.9%				49.1%	510 bps	320 bps

Quinsa Beer Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	8,496.8			1,040.8	9,537.6	12.2%	12.2%
Net Revenue	932.0		(110.0)	204.5	1,026.5	10.1%	21.9%
Net Revenue/hl	109.7		(11.5)	9.5	107.6	-1.9%	8.6%
COGS	(303.2)		34.4	(51.6)	(320.4)	5.6%	17.0%
COGS/hl	(35.7)		3.6	(1.5)	(33.6)	-5.9%	4.2%
Gross Profit	628.8		(75.6)	152.8	706.1	12.3%	24.3%
Gross Margin	67.5%				68.8%	130 bps	130 bps
SG&A excl. deprec.&amort.	(201.0)		26.1	(33.5)	(208.4)	3.6%	16.6%
SG&A deprec.&amort.	(29.8)		2.3	(9.5)	(37.1)	24.2%	31.9%
SG&A Total	(230.9)		28.4	(43.0)	(245.4)	6.3%	18.6%
EBIT	397.9		(47.1)	109.8	460.7	15.8%	27.6%
EBIT Margin	42.7%				44.9%	220 bps	200 bps
EBITDA	465.0		(54.7)	132.2	542.6	16.7%	28.4%
EBITDA Margin	49.9%				52.9%	300 bps	270 bps

Beer volume organic growth of 14.5% reflects double-digit volume growth in all of the Quinsa markets other than Paraguay (+9.1%) as a result of strong economic fundamentals, market share gains in Argentina, very good performances from our premium brands and specific actions aimed at developing the beer category in the region..

The increase in net revenues per hectoliter of 7.7% was driven by price increases throughout the region and better channel and premium brand mix.

COGS per hectoliter suffered the impact of higher costs of commodities and personnel-related costs, which were partly offset by savings in energy and some raw materials such as labels and other packaging materials. The 0.9% decrease in COGS per hectoliter was motivated by sales of barley to third parties, which took place in 2007 and added COGS to that year. Excluding the effect of non-beer sales, the increase in COGS per hectoliter was 13.3%.

SG&A expenses (excluding depreciation and amortization) increased 23.7% when compared to the same period last year due to: (i) the impact of higher volumes on variable costs such as transportation and (ii) salary increases above inflation for unionized truckers in Argentina and Uruguay.

Second Quarter 2008 Results August 14, 2008 Page 11

Quinsa CSD & NANC

Quinsa CSD&Nanc Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	2,468.2			284.8	2,753.0	11.5%	11.5%
Net Revenue	153.6		(19.0)	56.2	190.8	24.2%	36.6%
Net Revenue/hl	62.2	-	(6.9)	14.0	69.3	11.3%	22.4%
COGS	(101.1)		12.3	(30.5)	(119.3)	18.0%	30.1%
COGS/hl	(41.0)	-	4.5	(6.8)	(43.3)	5.8%	16.7%
Gross Profit	52.5		(6.8)	25.7	71.5	36.0%	48.9%
Gross Margin	34.2%				37.5%	330 bps	310 bps
SG&A excl. deprec.&amort.	(30.5)		3.4	(6.9)	(34.0)	11.5%	22.5%
SG&A deprec.&amort.	(5.6)		0.6	(0.4)	(5.5)	-3.0%	7.9%
SG&A Total	(36.2)		4.0	(7.3)	(39.5)	9.2%	20.2%
EBIT	16.4		(2.8)	18.4	32.0	95.3%	112.5%
EBIT Margin	10.7%				16.8%	610 bps	590 bps
EBITDA	25.9		(3.9)	19.0	41.0	58.2%	73.2%
EBITDA Margin	16.9%				21.5%	460 bps	450 bps

Quinsa CSD&Nanc Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	5,692.9			558.0	6,250.9	9.8%	9.8%
Net Revenue	366.2		(69.5)	119.4	416.0	13.6%	32.6%
Net Revenue/hl	64.3	-	(11.1)	13.4	66.6	3.5%	20.8%
COGS	(238.2)		43.0	(60.5)	(255.8)	7.4%	25.4%
COGS/hl	(41.8)	-	6.9	(5.9)	(40.9)	-2.2%	14.2%
Gross Profit	127.9		(26.5)	58.8	160.3	25.2%	46.0%
Gross Margin	34.9%				38.5%	360 bps	350 bps
SG&A excl. deprec.&amort.	(67.7)		11.9	(17.8)	(73.6)	8.6%	26.3%
SG&A deprec.&amort.	(10.0)		1.9	(2.4)	(10.5)	5.4%	24.2%
SG&A Total	(77.7)		13.8	(20.2)	(84.1)	8.2%	26.0%
EBIT	50.2		(12.7)	38.6	76.1	51.6%	76.9%
EBIT Margin	13.7%				18.3%	460 bps	460 bps
EBITDA	68.9		(15.8)	40.5	93.6	35.9%	58.9%
EBITDA Margin	18.8%				22.5%	370 bps	370 bps

CSD & Nanc operations in Quinsa delivered another quarter of strong results, posting organic volume growth of 11.5%. This was due to a combination of good industry volumes and higher market shares in most of the different segments where the Company competes in both Argentina and Uruguay.

Organic growth in net revenue per hectoliter amounted to 22.4% due to price increases implemented during 2008 and the second half of 2007, together with revenue management initiatives and better product and channel mix.

COGS per hectoliter increased 16.7% organically, due to the negative impacts of the higher cost of sugar, PET bottles, plastic caps and labor.

SG&A expenses (excluding depreciation and amortization) were 22.5% higher than the same period last year due to higher labor and transportation costs (salary increases above inflation for unionized truckers in Argentina and Uruguay) and higher marketing expenses linked to higher net revenues.

Second Quarter 2008 Results August 14, 2008 Page 12

HILA-ex Consolidated

Hila-ex Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	1,507.5			17.3	1,524.8	1.1%	1.1%
Net Revenue	163.9		(22.7)	(7.3)	133.8	-18.3%	-4.5%
Net Revenue/hl	108.7		(14.9)	(6.0)	87.8	-19.3%	-5.6%
COGS	(98.9)		15.1	(7.3)	(91.1)	-8.0%	7.3%
COGS/hl	(65.6)		9.9	(4.0)	(59.7)	-9.0%	6.1%
Gross Profit	64.9		(7.6)	(14.6)	42.7	-34.2%	-22.5%
Gross Margin	39.6%				31.9%	-770 bps	-750 bps
SG&A excl. deprec.&amort.	(85.1)		16.0	(10.5)	(79.5)	-6.5%	12.3%
SG&A deprec.&amort.	(15.2)			2.6	(12.6)	-16.9%	-16.9%
SG&A Total	(100.3)		16.0	(7.9)	(92.2)	-8.1%	7.9%
EBIT	(35.4)		8.4	(22.5)	(49.4)	nm	nm
EBIT Margin	-21.6%				-36.9%	-1540 bps	-1540 bps
EBITDA	(10.7)		5.8	(23.2)	(28.1)	nm	nm
EBITDA Margin	-6.5%				-21.0%	-1450 bps	-1510 bps

Hila-ex Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	3,119.3			49.3	3,168.5	1.6%	1.6%
Net Revenue	342.7		(49.0)	(13.8)	279.9	-18.3%	-4.0%
Net Revenue/hl	109.9		(15.5)	(6.1)	88.3	-19.6%	-5.5%
COGS	(202.5)		30.4	(8.2)	(180.3)	-11.0%	4.0%
COGS/hl	(64.9)		9.6	(1.6)	(56.9)	-12.4%	2.4%
Gross Profit	140.2		(18.6)	(22.0)	99.6	-29.0%	-15.7%
Gross Margin	40.9%				35.6%	-530 bps	-500 bps
SG&A excl. deprec.&amort.	(180.2)		34.1	(14.8)	(160.9)	-10.7%	8.2%
SG&A deprec.&amort.	(31.1)			5.7	(25.4)	-18.3%	-18.3%
SG&A Total	(211.3)		34.1	(9.1)	(186.3)	-11.8%	4.3%
EBIT	(71.2)		15.5	(31.0)	(86.7)	nm	nm
EBIT Margin	-20.8%				-31.0%	-1020 bps	-1030 bps
EBITDA	(20.1)		9.8	(33.4)	(43.6)	nm	nm
EBITDA Margin	-5.9%				-15.6%	-970 bps	-1040 bps

The HILA-ex business unit reported an EBITDA loss of R$28,1 million in the quarter.

Second Quarter 2008 Results August 14, 2008 Page 13

HILA-ex Beer

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	695.3			23.0	718.3	3.3%	3.3%
Net Revenue	93.4		(13.9)	1.1	80.6	-13.7%	1.2%
Net Revenue/hl	134.4		(19.4)	(2.7)	112.3	-16.5%	-2.0%
COGS	(52.1)		9.5	(12.8)	(55.4)	6.3%	24.5%
COGS/hl	(75.0)		13.2	(15.4)	(77.1)	2.9%	20.6%
Gross Profit	41.3		(4.4)	(11.6)	25.2	-38.9%	-28.2%
Gross Margin	44.2%				31.3%	-1290 bps	-1280 bps
SG&A excl. deprec.&amort.	(55.2)		11.1	(10.3)	(54.3)	-1.6%	18.6%
SG&A deprec.&amort.	(10.0)			1.2	(8.8)	-12.4%	-12.4%
SG&A Total	(65.2)		11.1	(9.0)	(63.1)	-3.2%	13.8%
EBIT	(23.9)		6.7	(20.7)	(37.9)	nm	nm
EBIT Margin	-25.6%				-47.0%	-2140 bps	-2150 bps
EBITDA	(7.8)		5.1	(20.7)	(23.4)	nm	nm
EBITDA Margin	-8.3%				-29.1%	-2070 bps	-2180 bps

Hila-ex Beer Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	1,382.9			71.2	1,454.1	5.2%	5.2%
Net Revenue	197.8		(31.7)	3.3	169.3	-14.4%	1.7%
Net Revenue/hl	143.0		(21.8)	(4.8)	116.5	-18.6%	-3.3%
COGS	(106.4)		18.9	(20.4)	(107.9)	1.4%	19.2%
COGS/hl	(76.9)		13.0	(10.3)	(74.2)	-3.6%	13.4%
Gross Profit	91.4		(12.8)	(17.2)	61.5	-32.8%	-18.8%
Gross Margin	46.2%				36.3%	-990 bps	-930 bps
SG&A excl. deprec.&amort.	(120.3)		24.6	(18.3)	(114.0)	-5.2%	15.2%
SG&A deprec.&amort.	(18.1)			0.5	(17.5)	-3.0%	-3.0%
SG&A Total	(138.3)		24.6	(17.8)	(131.5)	-4.9%	12.9%
EBIT	(46.9)		11.8	(35.0)	(70.1)	nm	nm
EBIT Margin	-23.7%				-41.4%	-1770 bps	-1700 bps
EBITDA	(15.1)		8.4	(34.4)	(41.1)	nm	nm
EBITDA Margin	-7.6%				-24.3%	-1660 bps	-1700 bps

HILA-ex beer volumes increased 3.3% due to continued volume and share growth in Peru, Ecuador and the Dominican Republic, partly offset by a challenging quarter in Venezuela.

Net Revenue per hectoliter fell by 2.0% in the quarter while COGS per hectoliter increased by 20.6% on an organic basis, driven by commodity cost pressures.

SG&A (excluding depreciation and amortization) showed an organic increase of 18.6 % and is explained by (i) higher distribution expenses in Peru, Ecuador and Dominican Republic due to volume growth and (ii) higher SG&A due to inflation in Venezuela.

Beer EBITDA declined organically by R$20.7 million in the quarter.

Second Quarter 2008 Results August 14, 2008 Page 14

HILA-ex CSD & NANC

Hila-ex CSD&Nanc Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	812.2			(5.7)	806.5	-0.7%	-0.7%
Net Revenue	70.4		(8.8)	(8.5)	53.2	-24.5%	-12.0%
Net Revenue/hl	86.7		(10.9)	(9.9)	65.9	-24.0%	-11.4%
COGS	(46.8)		5.7	5.5	(35.7)	-23.9%	-11.8%
COGS/hl	(57.7)		7.0	6.4	(44.2)	-23.3%	-11.2%
Gross Profit	23.6		(3.1)	(3.0)	17.5	-25.8%	-12.5%
Gross Margin	33.5%				32.9%	-60 bps	-20 bps
SG&A excl. deprec.&amort.	(29.9)		4.9	(0.2)	(25.2)	-15.6%	0.8%
SG&A deprec.&amort.	(5.2)			1.3	(3.9)	-25.5%	-25.5%
SG&A Total	(35.0)		4.9	1.1	(29.0)	-17.1%	-3.1%
EBIT	(11.4)		1.8	(1.9)	(11.5)	nm	nm
EBIT Margin	-16.2%				-21.7%	-550 bps	-520 bps
EBITDA	(2.9)		0.7	(2.5)	(4.7)	nm	nm
EBITDA Margin	-4.1%				-8.8%	-460 bps	-450 bps

Hila-ex CSD&Nanc Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	1,736.4			(22.0)	1,714.4	-1.3%	-1.3%
Net Revenue	144.9		(17.3)	(17.1)	110.5	-23.7%	-11.8%
Net Revenue/hl	83.5		(10.1)	(8.9)	64.5	-22.7%	-10.7%
COGS	(96.2)		11.5	12.3	(72.4)	-24.7%	-12.8%
COGS/hl	(55.4)		6.7	6.4	(42.2)	-23.7%	-11.6%
Gross Profit	48.8		(5.8)	(4.8)	38.1	-21.8%	-9.9%
Gross Margin	33.6%				34.5%	90 bps	70 bps
SG&A excl. deprec.&amort.	(59.9)		9.5	3.6	(46.9)	-21.8%	-5.9%
SG&A deprec.&amort.	(13.1)			5.2	(7.9)	-39.5%	-39.5%
SG&A Total	(73.0)		9.5	8.7	(54.8)	-25.0%	-12.0%
EBIT	(24.2)		3.7	3.9	(16.6)	nm	nm
EBIT Margin	-16.7%				-15.0%	170 bps	80 bps
EBITDA	(5.0)		1.4	1.0	(2.5)	nm	nm
EBITDA Margin	-3.4%				-2.3%	120 bps	30 bps

HILA-ex CSD & Nanc volumes declined 0.7%. The impact was partly offset by cost savings due to a better packaging mix.

Net revenues per hectoliter declined by 11.4% in the period and our COGS per hectoliter decreased by 11.2% primarily due to favorable sugar prices and other cost saving initiatives.

CSD & Nanc EBITDA declined organically by R$2.5 million in Q2 2008 leading to a loss of R$4.7 million.

Second Quarter 2008 Results August 14, 2008 Page 15

North America

North America Results			Currency	Organic		% As	%
R$ million	2Q07	Scope	Translation	Growth	2Q08	Reported	Organic
Volume ('000 hl)	3,301.3			(4.7)	3,296.6	-0.1%	-0.1%
Domestic	2,757.4			(26.8)	2,730.7	-1.0%	-1.0%
Exports	543.8			22.1	565.9	4.1%	4.1%
Net Revenue	1,089.7		(104.0)	24.6	1,010.3	-7.3%	2.3%
Domestic	1,038.4		(99.0)	22.1	961.5	-7.4%	2.1%
Exports	51.3		(5.0)	2.6	48.8	-4.9%	5.0%
Net Revenue/hl	330.1		(31.6)	7.9	306.5	-7.2%	2.4%
Domestic	376.6		(36.3)	11.8	352.1	-6.5%	3.1%
Exports	94.3		(8.9)	0.8	86.2	-8.6%	0.9%
COGS	(326.1)		32.1	(15.9)	(309.9)	-5.0%	4.9%
COGS/hl	(98.8)		9.7	(5.0)	(94.0)	-4.8%	5.0%
Gross Profit	763.6		(71.9)	8.7	700.4	-8.3%	1.1%
Gross Margin	70.1%				69.3%	-70 bps	-80 bps
SG&A excl. deprec.&amort.	(361.2)		31.2	17.7	(312.4)	-13.5%	-4.9%
SG&A deprec.&amort.	(12.2)		2.5	(11.6)	(21.3)	74.6%	95.1%
SG&A Total	(373.4)		33.7	6.1	(333.7)	-10.6%	-2%
EBIT	390.2		(38.3)	14.8	366.7	-6.0%	3.8%
EBIT Margin	35.8%				36.3%	50 bps	50 bps
EBITDA	442.7		(44.3)	23.3	421.7	-4.8%	5.3%
EBITDA Margin	40.6%				41.7%	110 bps	120 bps

North America Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)	5,367.7	150.4	-	11.2	5,529.4	3.0%	0.2%
Domestic	4,506.6	150.4	-	0.2	4,657.2	3.3%	0.0%
Exports	861.1	-	-	11.1	872.2	1.3%	1.3%
Net Revenue	1,794.5	42.2	(133.9)	40.2	1,743.0	-2.9%	2.2%
Domestic	1,710.3	42.2	(127.8)	42.9	1,667.7	-2.5%	2.5%
Exports	84.2	-	(6.2)	(2.7)	75.3	-10.6%	-3.3%
Net Revenue/hl	334.3	(1.5)	(24.2)	6.6	315.2	-5.7%	2.0%
Domestic	379.5	(3.5)	(27.4)	9.5	358.1	-5.6%	2.5%
Exports	97.8	-	(7.1)	(4.4)	86.3	-11.7%	-4.5%
COGS	(548.5)	(16.8)	42.0	(27.0)	(550.4)	0.3%	4.9%
COGS/hl	(102.2)	(0.3)	7.6	(4.7)	(99.5)	-2.6%	4.6%
Gross Profit	1,246.0	25.4	(92.0)	13.2	1,192.6	-4.3%	1.1%
Gross Margin	69.4%				68.4%	-100 bps	-80 bps
SG&A excl. deprec.&amort.	(657.7)	(25.6)	42.8	39.4	(601.2)	-8.6%	-6.0%
SG&A deprec.&amort.	(26.3)	0.0	2.9	(8.9)	(32.2)	22.4%	33.8%
SG&A Total	(684.0)	(25.6)	45.7	30.5	(633.4)	-7.4%	-4%
EBIT	562.0	(0.2)	(46.2)	43.6	559.2	-0.5%	7.8%
EBIT Margin	31.3%				32.1%	80 bps	170 bps
EBITDA	659.2	3.3	(53.9)	44.3	652.9	-1.0%	6.7%
EBITDA Margin	36.7%				37.5%	70 bps	160 bps

Volumes declined 0.1% versus Q2 2007, driven by a weak Canadian industry volumes in June due to poor summer weather, offset by a growth of 4.1% in exports. Our share in Canada continued to grow reaching 43.0% in Q2 2008 compared to 42.7% for the same period in 2007.

Domestic net revenues per hl increased by 3.1% because of reduced competitor pricing activity in the quarter while export net sales per hectoliter were relatively stable (+0.9% yoy) during the perod. Despite commodity pressures, COGS per hl grew by only 5.0% on an organic basis, as double-digit growth from commodities were partly offset by significant productivity gains and ZBB savings in the period. SG&A excluding depreciation was down 4.9% mainly due to the postponement of certain commercial investments due to the poor weather in June.

As a result of these effects, Labatt was able to organically grow its EBITDA by 5.3% and its EBITDA margin by 120 bps.

Second Quarter 2008 Results August 14, 2008 Page 16

Analysis of below EBITDA lines

INCOME STATEMENT	2Q08	2Q07%		YTD 08	YTD 07%
EBIT	1,577.5	1,521.1	3.7%	3,267.1	3,273.9	-0.2%
% Net Sales	33.3%	33.6%		34.1%	35.7%
Provisions for Contingencies	(22.2)	36.4	nm	(54.3)	9.3	nm
Other Operating Income (Expenses)	(437.1)	(443.8)	-1.5%	(721.5)	(813.4)	-11.3%
Equity Income	2.6	0.4	nm	19.3	0.5	nm
Net Financial Result	(334.1)	(337.2)	-0.9%	(606.3)	(633.4)	-4.3%
Non-Operating Income (Expense)	(21.6)	6.7	nm	(24.9)	14.4	nm
Income Before Taxes	765.2	783.6	-2.4%	1,879.4	1,851.3	1.5%
Provision for Income Tax/Social Contribution	(354.1)	(294.8)	20.1%	(694.7)	(717.8)	-3.2%
Provision for Profit Sharing & Bonuses	(13.4)	(41.9)	nm	(29.3)	(32.3)	nm
Minority Interest	4.4	1.9	132.8%	(9.5)	(6.6)	44.3%
Net Income	402.1	448.7	-10.4%	1,145.9	1,094.6	4.7%

Provisions for Contingencies

Provisions for contingencies in Q2 2008 were a net expense of R$22.2 million compared to a gain of R$36.4 million in Q2 2007. This is primarily a result of reversals of tax contingencies during Q2 2007 totaling R$ 50.6 million.

Other Operating Income (Expense)

The net result of other operating income (expense) was a R$437.1 million net expense in Q2 2008 compared to a net expense of R$443.8 million in Q2 2007.

These expenses were comprised of: (i) translation losses on foreign investments totaling R$109.4 million in Q2 2008 compared to a loss of R$121.1 million in Q2 2007, (ii) goodwill amortization in Q2 2008 totaling R$419.5 million compared to R$395.3 million last year; and (iii) other net losses totaling R$3.4 million in Q2 2008 compared to net losses of R$8.5 million last year. These expenses were partly offset by: (i) gains from tax subisidies of subisidiaries totaling R$53.0 million in Q2 2008 compared to R$50.7 in Q2 2007; (ii) negative goodwill on advance settlement of tax incentives totaling R$16.9 million in Q2 2008 compared to R$13.6 million last year and (iii) reversal of provisions made in connection with the acquisition of Cintra totaling R$18.5 million.

Goodwill amortization expense in the period of R$419.5 million (Q2 2007 - R$395.3 million) was primarily comprised of goodwill amortization on the acquisition of Labatt and Quinsa of R$321.2 million and R$53.1 million, respectively.

Second Quarter 2008 Results August 14, 2008 Page 17

Net Financial Results

AmBev’s net financial result in the quarter was a R$334.1 million expense in line with a net expense of R$337.2 million in Q2 2007. An increase in interest expense on Reais denominated debt from R$85.7 million to R$177.5 million was offset by higher financial income on cash and cash equivalents, higher interest on taxes, contributions and judicial deposits, and lower interest in contingencies in the period.

The table below details the main items within these amounts:

Breakdown of Net Financial Result	2Q08	2Q07	YTD 08	YTD 07
Financial income
Interest on cash and cash equivalents	35.3	24.0	66.7	53.4
Foreign exchange gains (losses) on financial assets	(17.4)	(16.2)	(20.4)	(29.4)
Interest income on stock ownership plan	2.0	1.3	3.8	3.4
Interest on taxes, contributions and judicial deposits	19.3	6.4	46.2	14.5
Other	6.7	8.2	21.0	10.8

Total	45.9	23.7	117.3	52.7

Financial expense
Interest expense on Reais denominated debt	177.5	85.7	310.4	165.0
Interest expense on foreign currency denominated debt	107.9	139.2	230.1	273.0
Foreign exchange (gains) losses on debt	(141.0)	(201.5)	(16.8)	(309.3)
Net losses from derivative instruments	198.5	259.0	129.9	426.3
Taxes on financial transactions	8.1	18.1	23.5	54.3
Interest on contingencies and other	11.2	48.4	14.8	53.8
Other	17.7	12.1	31.8	23.1

Total	380.0	360.9	723.6	686.1

Net Financial Result	(334.1)	(337.2)	(606.3)	(633.4)

The Company’s total net debt decreased from R$8,225.1 million in Q1 2008 to R$8,134.3 million in Q2 2008. Cash and cash equivalents decreased by R$34.1 million and short-term investments decreased by R$103.1 million, while total debt decreased by R$228.0 million. These movements were a result of cash flow from operations partly offset by dividend and interest on capital payments in the quarter.

The table below details AmBev’s consolidated debt profile:

	2Q08			1Q08
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total
Local Currency	2,199.0	3,977.8	6,176.8	273.6	4,394.5	4,668.1
Foreign Currency	1,303.4	2,552.7	3,856.1	2,744.8	2,848.0	5,592.8
Consolidated Debt	3,502.4	6,530.5	10,032.9	3,018.4	7,242.5	10,260.9
Cash and Equivalents			1,861.4			1,895.5
Short-Term Investiments			37.2			140.3
Net Debt			8,134.3			8,225.1

Second Quarter 2008 Results August 14, 2008 Page 18

Non-Operating Income (Expense)

The net result from non-operating income and expenses was a loss of R$21.6 million compared to a R$6.7 million gain in Q2 2007. The main reason is a loss from capital increase in subsidiaries totaling R$20.4 million in Q2 2008.

Provision for Income Tax / Social Contribution

The R$354.1 million provision for income tax and social contribution in the quarter represents an effective tax rate of 47.1%, compared to 39.7% in Q2 2007. This increase is principally a result of (i) higher non deductible losses from goodwill amortization and exchange variation on investments; and (ii) lower interest on own capital paid in Q2 2008 when compared to the same period last year as a result of lower net income.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	2Q08	2Q07	YTD 08	YTD 07
Net income before taxes and profit sharing	765.2	783.6	1,879.4	1,851.2
Provision for Profit Sharing & Bonuses	(13.4)	(41.9)	(29.3)	(32.3)

Net income before income tax, social contribution and minorities	751.8	741.6	1,850.1	1,818.9

Income tax and social contribution at nominal tax rate (34%)	(255.6)	(252.2)	(629.0)	(618.4)
Adjustments to effective rate:
Interest on own capital	77.2	93.2	166.5	174.5
Losses from foreign subsidiaries not subjected to tax	(1.9)	(0.3)	20.4	(3.1)
Equity gains from subsidiaries	18.0	18.3	35.4	35.3
Amortization of non-deductible goodwill	(133.1)	(122.1)	(263.7)	(243.6)
Exchange variations over investments	(56.3)	(29.6)	(62.2)	(51.9)
Permanent additions/reductions and other	(2.3)	(2.2)	37.9	(10.5)
Total income taxes and social contribution	(354.1)	(294.8)	(694.7)	(717.8)
Effective income tax and social contribution rate	47.1%	39.7%	37.5%	39.5%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7	87.7	175.4	175.4
Total income taxes and social contribution excluding fiscal benefit effect	(266.4)	(207.1)	(519.3)	(542.4)
Effective income tax and social contribution rate adjusted for fiscal benefit	40.1%	31.7%	31.0%	33.0%

Provision for Profit Sharing and Bonuses

Profit sharing expense in Q2 2008 was R$13.4 million compared to a provision of R$41.9 million in Q2 2007. Our provision for 2008 reflects our best estimate of the Company’s target achievements as of June 30, 2008.

Minority Interest

Minority interests in AmBev’s subsidiaries totaled a R$4.4 million expense in Q2 2008 compared to a R$1.9 million expense in 2007, primarily as a result of better performance by Quinsa.

Net Income

AmBev posted a net income of R$402.1 million in the period compared to R$448.7 million last year. The main reason for this decrease is (i) higher expenses from provision for contingencies; (ii) losses from change in interest in subsidiaries; and (iii) higher income tax expenses, partly offset by improved operating income.

Second Quarter 2008 Results August 14, 2008 Page 19

Reconciliation between EBITDA and Net income

Both EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net Income the following effects: (i) Provision for Income Tax and Social Contribution (ii) Provision for Profit Sharing & Bonuses (iii) Minority Interest (iv) Non-Operating Income (Expenses) (v) Net Financial Result (vi) Equity Income (vii) Other Operating Income (Expenses) (viii) Provisions, Net and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	2Q08	2Q07	YTD 08	YTD 07
Net income	402.1	448.7	1,145.9	1,094.6
Provision for Income Tax/Social Contrib.	354.1	294.8	694.7	717.8
Provision for Profit Sharing & Bonuses	13.4	41.9	29.3	32.3
Minority Interest	(4.4)	(1.9)	9.5	6.6
Income Before Taxes	765.2	783.6	1,879.4	1,851.3
Non-Operating Income (Expense)	21.6	(6.7)	24.9	(14.4)
Net Financial Result	334.1	337.2	606.3	633.4
Equity on earnings (losses) of investees	(2.6)	(0.4)	(19.3)	(0.5)
Other Operating Income (Expense)	437.1	443.8	721.5	813.4
Provisions for Contingencies	22.2	(36.4)	54.3	(9.3)
EBIT	1,577.5	1,521.1	3,267.1	3,273.9
Depreciation & Amortization	401.2	321.3	785.7	611.1
EBITDA	1,978.7	1,842.4	4,052.8	3,885.0

Shareholding Structure

The table below shows AmBev’s shareholding structure on June 30, 2008.

	AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
InBev	255,341,396	74.0%	122,917,557	45.8%	378,258,953	61.6%
FAHZ	56,486,658	16.4%	0	0.0%	56,486,658	9.2%
Market	33,179,471	9.6%	145,738,669	54.2%	178,918,140	29.2%
Outstanding	345,007,525	100.0%	268,656,226	100.0%	613,663,751	100.0%
Treasury	69,286		686,426		755,712
TOTAL	345,076,811		269,342,652		614,419,463
Free float bovespa	30,956,913	9.0%	104,327,486	38.8%	135,284,399	22.1%
Free float NYSE	2,222,558	0.6%	41,411,183	15.4%	43,633,741	7.1%

Second Quarter 2008 Results August 14, 2008 Page 20

Exchange rates

AmBev translates the results of its foreign operations from their functional currency into Brazilian reais using the monthly average exchange rate. Average exchange rates during the periods were:

Average exchange rates
(To Brazilian Reais)	Currency	Q2 2008	Q2 2007	YTD 2008	YTD 2007

USD:BRL	U.S Dollar	1.6561	1.9818	1.6963	2.0448
CAD:BRL	Canadian Dollar	1.6402	1.8056	1.6848	1.8023
ARS:BRL	Argentinean Peso	0.5310	0.6431	0.5411	0.6622
PYG:BRL	Paraguayan Guarani	0.0004	0.0004	0.0004	0.0004
PEN:BRL	Peruvian Nuevo Sol	0.5899	0.6250	0.5959	0.6431
DOP:BRL	Dominican Peso	0.0487	0.0624	0.0503	0.0630
UYU:BRL	Uruguayan Peso	0.0839	0.0829	0.0836	0.0849
BOB:BRL	Bolivian Bolívar	0.2265	0.2499	0.2278	0.2570
CLP:BRL	Chilean Peso	0.0035	0.0038	0.0036	0.0038
GTQ:BRL	Guatemalan Quetzal	0.2212	0.2581	0.2237	0.2666
VEF:BRL	Venezuelan Bolívar Fuerte	0.7722	0.9218	0.7911	0.9511

Second Quarter 2008 Results August 14, 2008 Page 21

2Q 2008 EARNINGS CONFERENCE CALL

Speakers	Luiz Fernando Edmond Chief Executive Officer for Latin America
Bernardo Paiva Chief Executive Officer for North America
João Castro Neves Chief Executive Officer for Quinsa
Graham Staley CFO and Investor Relations Officer

Language	English

Date	August 14, 2008 (Thursday)

Time	11:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	1-404-665-9589

Code	58772458

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

WWW.AMBEV-IR.COM
Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2008 Results August 14, 2008 Page 22

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil												Hila Operations
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil			Quinsa			Hila-ex
	2Q08	2Q07%		2Q08	2Q07%		2Q08	2Q07%		2Q08	2Q07%		2Q08	2Q07%		2Q08	2Q07%
Volumes (000 hl)	15,811	15,171	3.8%	5,534	5,399	2.5%				21,345	20,570	3.5%	6,610	5,836	13.3%	1,525	1,508	1.1%

R$ million
Net Sales	2,384.9	2,189.5	8.9%	507.6	477.9	6.0%	65.7	75.2	0.0%	2,958.2	2,742.7	7.8%	637.2	528.8	27.2%	133.8	163.9	-4.5%
% of Total	50.3%	48.4%		10.7%	10.6%		1.4%	1.7%		62.4%	60.6%		13.4%	11.7%		2.8%	3.6%
COGS	(702.7)	(614.7)	12.6%	(217.0)	(224.6)	-3.8%	(44.6)	(55.2)	0.0%	(964.3)	(894.5)	6.5%	(269.8)	(241.6)	20.4%	(91.1)	(98.9)	7.3%
% of Total	43.0%	39.4%		13.3%	14.4%		2.7%	3.5%		59.0%	57.3%		16.5%	15.5%		5.6%	6.3%
Gross Profit	1,682.2	1,574.8	7.5%	290.6	253.4	14.6%	21.0	20.0	0.0%	1,993.9	1,848.2	8.5%	367.4	287.2	32.9%	42.7	64.9	-22.5%
% of Total	54.2%	53.1%		9.4%	8.5%		0.7%	0.7%		64.2%	62.4%		11.8%	9.7%		1.4%	2.2%
SG&A	(774.9)	(689.7)	6.5%	(167.7)	(140.2)	9.4%	(0.5)	(0.9)	0.0%	(943.1)	(830.9)	7.1%	(157.9)	(138.3)	24.8%	(92.2)	(100.3)	7.9%
% of Total	50.7%	47.8%		11.0%	9.7%		0.0%	0.1%		61.8%	57.6%		10.3%	9.6%		6.0%	6.9%
EBIT	907.4	885.1	8.1%	122.8	113.1	21.1%	20.6	19.0	0.0%	1,050.8	1,017.3	9.5%	209.5	149.0	40.5%	(49.4)	(35.4)	nm
% of Total	57.5%	58.2%		7.8%	7.4%		1.3%	1.3%		66.6%	66.9%		13.3%	9.8%		-3.1%	-2.3%
Depr. & Amort.	(206.8)	(154.6)		(67.5)	(47.8)		0.0	0.0		(274.3)	(202.3)		(50.6)	(41.8)		(21.3)	(24.6)
EBITDA	1,114.2	1,039.7	8.0%	190.3	160.9	18.4%	20.6	19.0	0.0%	1,325.1	1,219.6	9.3%	260.1	190.8	37.9%	(28.1)	(10.7)	nm
% of Total	56.3%	56.4%		9.6%	8.7%		1.0%	1.0%		67.0%	66.2%		13.1%	10.4%		-1.4%	-0.6%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.5%	-28.1%		-42.8%	-47.0%		-67.9%	-73.4%		-32.6%	-32.6%		-42.3%	-45.7%		-68.1%	-60.4%
Gross Profit	70.5%	71.9%		57.2%	53.0%		32.1%	26.6%		67.4%	67.4%		57.7%	54.3%		31.9%	39.6%
SG&A	-32.5%	-31.5%		-33.0%	-29.3%		-0.7%	-1.2%		-31.9%	-30.3%		-24.8%	-26.1%		-68.9%	-61.2%
EBIT	38%	40.4%		24.2%	23.7%		31.3%	25.3%		35.5%	37.1%		32.9%	28.2%		-36.9%	-21.6%
Depr. & Amort.	-8.7%	-7.1%		-13.3%	-10.0%		0.0%	0.0%		-9.3%	-7.4%		-7.9%	-7.9%		-15.9%	-15.0%
EBITDA	46.7%	47.5%		37.5%	33.7%		31.3%	25.3%		44.8%	44.5%		40.8%	36.1%		-21.0%	-6.5%

Per Hectoliter - Reported (R$/hl)
Net Sales	150.8	144.3	4.5%	91.7	88.5	3.6%				138.6	133.3	3.9%	96.4	90.6	6.4%	87.8	108.7	-19.3%
COGS	(44.4)	(40.5)	9.7%	(39.2)	(41.6)	-5.7%				(45.2)	(43.5)	3.9%	(40.8)	(41.4)	-1.4%	(59.7)	(65.6)	-9.0%
Gross Profit	106.4	103.8	2.5%	52.5	46.9	11.9%				93.4	89.8	4.0%	55.6	49.2	12.9%	28.0	43.1	-34.9%
SG&A	(49.0)	(45.5)	7.8%	(30.3)	(26.0)	16.7%				(44.2)	(40.4)	9.4%	(23.9)	(23.7)	0.8%	(60.5)	(66.5)	-9.1%
EBIT	57.4	58.3	-1.6%	22.2	21.0	5.9%				49.2	49.5	-0.5%	31.7	25.5	24.1%	(32.4)	(23.5)	38.3%
Depr. & Amort.	(13.1)	(10.2)	28.4%	(12.2)	(8.8)	37.9%				(12.8)	(9.8)	30.6%	(7.7)	(7.2)	6.9%	(14.0)	(16.3)	-14.4%
EBITDA	70.5	68.5	2.8%	34.4	29.8	15.4%				62.1	59.3	4.7%	39.3	32.7	20.4%	(18.4)	(7.1)	159.6%

	North America			AmBev
	Operations			Consolidated
	2Q08	2Q07%		2Q08	2Q07%
Volumes (000 hl)	3,297	3,301	-0.1%	32,777	31,214	4.8%

R$ million
Net Sales	1,010.3	1,089.7	2.3%	4,739.4	4,525.1	8.3%
% of Total	21.3%	24.1%		100.0%	100.0%
COGS	(309.9)	(326.1)	4.9%	(1,635.0)	(1,561.1)	8.4%
% of Total	19.0%	20.9%		100.0%	100.0%
Gross Profit	700.4	763.6	1.1%	3,104.4	2,963.9	8.3%
% of Total	22.6%	25.8%		100.0%	100.0%
SG&A	(333.7)	(373.4)	-1.6%	(1,526.9)	(1,442.9)	6.6%
% of Total	21.9%	25.9%		100.0%	100.0%
EBIT	366.7	390.2	3.8%	1,577.5	1,521.1	9.8%
% of Total	23.2%	25.7%		100.0%	100.0%
Depr. & Amort.	(55.0)	(52.5)		(401.2)	(321.3)
EBITDA	421.7	442.7	5.3%	1,978.7	1,842.4	10.1%
% of Total	21.3%	24.0%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-30.7%	-29.9%		-34.5%	-34.5%
Gross Profit	69.3%	70.1%		65.5%	65.5%
SG&A	-33.0%	-34.3%		-32.2%	-31.9%
EBIT	36.3%	35.8%		33.3%	33.6%
Depr. & Amort.	-5.4%	-4.8%		-8.5%	-7.1%
EBITDA	41.7%	40.6%		41.7%	40.7%

Net Sales	306.5	330.1	-7.2%	144.6	145.0	-0.3%
COGS	(94.0)	(98.8)	-4.8%	(49.9)	(50.0)	-0.3%
Gross Profit	212.5	231.3	-8.1%	94.7	95.0	-0.3%
SG&A	(101.2)	(113.1)	-10.5%	(46.6)	(46.2)	0.8%
EBIT	111.2	118.2	-5.9%	48.1	48.7	-1.2%
Depr. & Amort.	(16.7)	(15.9)	4.8%	(12.2)	(10.3)	18.9%
EBITDA	127.9	134.1	-4.6%	60.4	59.0	2.3%

Second Quarter 2008 Results August 14, 2008 Page 23

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil												Hila Operations
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil			Quinsa			Hila-ex
	YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%		YTD 08	YTD 07%
Volumes (000 hl)	32,720	32,105	0.8%	11,355	11,276	0.5%				44,075	43,382	0.7%	15,789	14,190	11.3%	3,169	3,119	1.6%

R$ million
Net Sales	4,949.9	4,639.7	6.3%	1,039.0	985.4	5.1%	132.9	119.5	11.2%	6,121.8	5,744.6	6.2%	1,442.5	1,298.2	24.9%	279.9	342.7	-4.0%
% of Total	51.6%	50.5%		10.8%	10.7%		1.4%	1.3%		63.9%	62.6%		15.0%	14.1%		2.9%	3.7%
COGS	(1,442.0)	(1,269.0)	11.8%	(445.1)	(471.5)	-6.2%	(86.0)	(77.7)	10.6%	(1,973.0)	(1,818.3)	7.1%	(576.1)	(541.5)	20.7%	(180.3)	(202.5)	4.0%
% of Total	44.0%	40.8%		13.6%	15.2%		2.6%	2.5%		60.2%	58.5%		17.6%	17.4%		5.5%	6.5%
Gross Profit	3,507.9	3,370.6	4.2%	594.0	513.9	15.5%	46.9	41.7	12.3%	4,148.8	3,926.3	5.8%	866.4	756.7	28.0%	99.6	140.2	-15.7%
% of Total	55.6%	55.5%		9.4%	8.5%		0.7%	0.7%		65.8%	64.7%		13.7%	12.5%		1.6%	2.3%
SG&A	(1,591.8)	(1,342.9)	10.7%	(298.2)	(246.6)	6.3%	(0.9)	(1.8)	-49.2%	(1,891.0)	(1,591.3)	9.9%	(329.5)	(308.6)	20.5%	(186.3)	(211.3)	4.3%
% of Total	52.4%	48.0%		9.8%	8.8%		0.0%	0.1%		62.2%	56.9%		10.8%	11.0%		6.1%	7.6%
EBIT	1,916.1	2,027.7	0.0%	295.7	267.3	23.9%	46.0	39.9	15.1%	2,257.8	2,334.9	3.0%	536.8	448.1	33.1%	(86.7)	(71.2)	nm
% of Total	58.6%	61.9%		9.1%	8.2%		1.4%	1.2%		69.1%	71.3%		16.4%	13.7%		-2.7%	-2.2%
Depr. & Amort.	(415.6)	(288.7)		(133.9)	(88.4)		0.0	0.0		(549.5)	(377.1)		(99.3)	(85.8)		(43.1)	(51.0)
EBITDA	2,331.7	2,316.4	1.0%	429.6	355.7	20.9%	46.0	39.9	15.1%	2,807.3	2,712.0	3.8%	636.1	533.9	32.4%	(43.6)	(20.1)	nm
% of Total	57.5%	59.6%		10.6%	9.2%		1.1%	1.0%		69.3%	69.8%		15.7%	13.7%		-1.1%	-0.5%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.1%	-27.4%		-42.8%	-47.9%		-64.7%	-65.1%		-32.2%	-31.7%		-39.9%	-41.7%		-64.4%	-59.1%
Gross Profit	70.9%	72.6%		57.2%	52.1%		35.3%	34.9%		67.8%	68.3%		60.1%	58.3%		35.6%	40.9%
SG&A	-32.2%	-28.9%		-28.7%	-25.0%		-0.7%	-1.5%		-30.9%	-27.7%		-22.8%	-23.8%		-66.6%	-61.7%
EBIT	38.7%	43.7%		28.5%	27.1%		34.6%	33.4%		36.9%	40.6%		37.2%	34.5%		-31.0%	-20.8%
Depr. & Amort.	-8.4%	-6.2%		-12.9%	-9.0%		0.0%	0.0%		-9.0%	-6.6%		-6.9%	-6.6%		-15.4%	-14.9%
EBITDA	47.1%	49.9%		41.3%	36.1%		34.6%	33.4%		45.9%	47.2%		44.1%	41.1%		-15.6%	-5.9%

Per Hectoliter - Reported (R$/hl)
Net Sales	151.3	144.5	4.7%	91.5	87.4	4.7%				138.9	132.4	4.9%	91.4	91.5	-0.1%	88.3	109.9	-19.6%
COGS	(44.1)	(39.5)	11.5%	(39.2)	(41.8)	-6.3%				(44.8)	(41.9)	6.8%	(36.5)	(38.2)	-4.4%	(56.9)	(64.9)	-12.4%
Gross Profit	107.2	105.0	2.1%	52.3	45.6	14.8%				94.1	90.5	4.0%	54.9	53.3	2.9%	31.4	44.9	-30.1%
SG&A	(48.6)	(41.8)	16.3%	(26.3)	(21.9)	20.1%				(42.9)	(36.7)	17.0%	(20.9)	(21.7)	-4.0%	(58.8)	(67.7)	-13.2%
EBIT	58.6	63.2	-7.3%	26.0	23.7	9.9%				51.2	53.8	-4.8%	34.0	31.6	7.7%	(27.4)	(22.8)	20.0%
Depr. & Amort.	(12.7)	(9.0)	41.3%	(11.8)	(7.8)	50.4%				(12.5)	(8.7)	43.4%	(6.3)	(6.0)	4.1%	(13.6)	(16.4)	-16.8%
EBITDA	71.3	72.1	-1.2%	37.8	31.5	20.0%				63.7	62.5	1.9%	40.3	37.6	7.1%	(13.8)	(6.5)	113.4%

	North America			AmBev
	Operations			Consolidated
	YTD 08	YTD 07%		YTD 08	YTD 07%
Volumes (000 hl)	5,529	5,368	0.2%	68,562	66,058	3.0%

R$ million
Net Sales	1,743.0	1,794.5	2.2%	9,587.2	9,180.1	7.7%
% of Total	18.2%	19.5%		100.0%	100.0%
COGS	(550.4)	(548.5)	4.9%	(3,279.9)	(3,110.9)	8.9%
% of Total	16.8%	17.6%		100.0%	100.0%
Gross Profit	1,192.6	1,246.0	1.1%	6,307.4	6,069.2	7.1%
% of Total	18.9%	20.5%		100.0%	100.0%
SG&A	(633.4)	(684.0)	-4.5%	(3,040.2)	(2,795.3)	7.1%
% of Total	20.8%	24.5%		100.0%	100.0%
EBIT	559.2	562.0	7.8%	3,267.1	3,273.9	7.0%
% of Total	17.1%	17.2%		100.0%	100.0%
Depr. & Amort.	(93.7)	(97.2)		(785.7)	(611.1)
EBITDA	652.9	659.2	6.7%	4,052.8	3,885.0	7.4%
% of Total	16.1%	17.0%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-31.6%	-30.6%		-34.2%	-33.9%
Gross Profit	68.4%	69.4%		65.8%	66.1%
SG&A	-36.3%	-38.1%		-31.7%	-30.4%
EBIT	32.1%	31.3%		34.1%	35.7%
Depr. & Amort.	-5.4%	-5.4%		-8.2%	-6.7%
EBITDA	37.5%	36.7%		42.3%	42.3%

Net Sales	315.2	334.3	-5.7%	139.8	139.0	0.6%
COGS	(99.5)	(102.2)	-2.6%	(47.8)	(47.1)	1.6%
Gross Profit	215.7	232.1	-7.1%	92.0	91.9	0.1%
SG&A	(114.6)	(127.4)	-10.1%	(44.3)	(42.3)	4.8%
EBIT	101.1	104.7	-3.4%	47.7	49.6	-3.9%
Depr. & Amort.	(17.0)	(18.1)	-6.4%	(11.5)	(9.3)	23.9%
EBITDA	118.1	122.8	-3.8%	59.1	58.8	0.5%

Second Quarter 2008 Results August 14, 2008 Page 24

CONSOLIDATED BALANCE SHEET

	AmBev
Brazilian GAAP	Consolidated
R$ million	Jun 2008	Mar 2008
ASSETS
Cash and Cash Equivalents	1,861.4	1,895.5
Short-Term Investments	37.2	140.3
Trade Accounts Receivable	1,006.6	965.4
Inventories	1,566.4	1,599.1
Prepaid Expenses	437.8	471.4
Other	1,687.8	1,661.9
Total Current Assets	6,597.2	6,733.6

Deferred Taxes	2,824.1	3,013.0
Judicial Deposits, Compulsories and Fiscal Incentives	418.5	423.5
Other	885.6	777.9
Total Non-Current Assets	4,128.2	4,214.4

Investments, Including Goodwill, net	14,657.5	15,133.6
Property, Plant & Equipment	5,482.7	5,504.9
Intangible Assets	434.2	416.2
Deferred Charges	2,004.0	2,115.8
Total Permanent Assets	22,578.4	23,170.5

TOTAL ASSETS	33,303.8	34,118.5

LIABILITIES
Short-Term Debt	3,502.4	3,018.4
Trade Accounts Payable	1,641.7	1,522.8
Sales & Other Taxes Payable	897.6	957.0
Salaries & Profit Sharing Payable	299.8	369.0
Income Tax, Social Contribution, & Other	242.1	77.7
Other	1,549.9	1,532.9
Total Current Liabilities	8,133.5	7,477.8

Long-Term Debt	6,530.5	7,242.5
Income Tax & Social Contribution	138.4	157.0
Deferred Sales Tax (ICMS)	584.1	587.2
Provision for Contingencies	805.0	808.3
Other	192.9	226.9
Total Non-Current Liabilities	8,250.9	9,021.9
TOTAL LIABILITIES	16,384.4	16,499.7

DEFERRED INCOME	230.9	195.4
MINORITY INTEREST	2.9	37.4
SHAREHOLDERS' EQUITY	16,685.6	17,386.0

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	33,303.8	34,118.5

Second Quarter 2008 Results August 14, 2008 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS

	AmBev	AmBev
R$ million	2Q08	2Q07
Cash Flows from Operating Activities
Net income for the quarter	402.1	448.7
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	401.2	321.3
Amortization of goodwill	419.5	395.3
Contingencies and liabilites associated with tax disputes	22.2	(36.4)
Financial charges on contingencies, including interest	11.2	48.2
Discount in debt settlement	(16.9)	(13.6)
Financial charges on advances to employees for purchase of shares	(2.0)	(1.3)
Financial charges on taxes and contributions	18.6	(2.7)
(Gain) loss on disposal of PP&E, net	3.4	16.2
Provision for losses in inventory and other assets	0.4	(3.5)
Foreign currency and interest on debt	22.9	242.1
Foreign currency and unrealized gains on marketable securities	(46.2)	(13.8)
Deferred income tax (benefit) expense	139.9	90.3
Exchange variation on investments abroad	(109.4)	121.1
Minority interest	(4.4)	(1.9)
Equity income	(2.6)	(0.4)
Interest gain (loss) in subsidiaries	20.4	(3.2)
Provision for restructuring	1.8	4.0
Recovery of tax credits	0.6	(10.1)
(Increase) decrease in assets
Trade accounts receivable	(84.4)	(63.5)
Sales taxes recoverable	(1.9)	79.3
Inventories	(69.8)	16.8
Judicial Deposits	(9.3)	(14.7)
Prepaid expenses	63.5	41.2
Receivables and other	49.4	(37.4)
(Decrease) increase in liabilities
Trade accounts payable	202.8	141.7
Payroll, profit sharing and related charges	(57.8)	1.2
Income tax, social contribution, and other taxes payable	12.9	143.4
Contingencies and legal proceedings paid	(18.6)	(38.6)
Other	56.4	119.1
Net Cash Provided by Operating Activities	1,425.8	1,988.7

Cash Flows from Investing Activites
Short-Term Investments	81.6	(180.2)
Acquisition of Investments, net from acquired cash	(17.6)	(39.5)
Capital Increase in Subsidiary		(12.7)
Disposal of property, plant and equipment	21.3	25.6
Cash from first time consolidation of subsidiary		3.5
Property, plant and equipment	(467.0)	(404.3)
Deferred charges expenditures	0.0	(0.9)

Net Cash Provided (Used) in Investing Activities	(381.6)	(608.5)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	26.1	55.1
Dividends, interest distribution	(1,081.4)	(213.4)
Repurchase of shares in treasury	(105.7)	(1,373.6)
Sale of shares in treasury	21.0	(3.4)
Increase in debt	2,463.1	2,230.9
Payment of debt	(2,450.2)	(2,481.8)
Capital increase	55.7	133.8
Net Cash Provided (Used) in Financing Activities	(1,071.4)	(1,652.3)

Effect of foreign exchange variation on Cash and cash equivalents	(7.0)	(37.5)

Subtotal	(34.2)	(309.6)
Cash and cash equivalents, beginning of period	1,895.5	1,689.5
Cash and cash equivalents, end of period	1,861.4	1,379.9
Net increase in cash and cash equivalents	(34.2)	(309.6)

Additional information on cash flow
Payment of interest on loans	182.7	171.0
Payment of income and social contribution taxes on net profits	179.2	47.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: August 14, 2008	By:	/s/ Graham Staley
Graham Staley
CFO and Investor Relations Officer